Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

December 21, 2009

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Primus Guaranty, Ltd. Form 10-K for the year ended December 31, 2008 / Filed March 16, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2009 File No. 001-32307

Dear Ms. van Doorn:

On behalf of Primus Guaranty, Ltd. (“Primus” or the “Company”), I am writing in response to your comment letter dated December 11, 2009 regarding the filings referenced above and which was in response to our letter to you dated November 13, 2009 also regarding these filings.

For your convenience, the Company has restated your comment in the December 11th letter in full followed by the Company’s response.

Form 10-K for the year ended December 31, 2008

Non-GAAP Financial Measures – Economic Results, page 57

1.	We note your response to our comment letter dated November 13, 2009 and refer to our telephonic conversation on December 11, 2009. Please confirm to us that in future filings you will clarify that while mark to market adjustments on credit default swaps have been excluded from Net Economic Results, an exception is made for swaps for which a credit event has occurred. We understand, that in those instances, a further adjustment to GAAP net income (loss) is made to reflect the fair value (or settlement value) of the swap since the change in unrealized fair value of the swap was eliminated by a prior adjustment. Please provide us with your proposed disclosure.

Response:

We confirm your understanding that the entire mark-to-market adjustments on the credit swap portfolio have been excluded from the computation of Net Economic Results, but that an exception is made for credit default swaps on asset-backed securities (“CDS on ABS”) which have suffered credit events but have not yet settled those events through the payments to counterparties. We provide background information below which we believe helps explain the rationale for the exception.

The vast majority (99.8%) of the single name credit default swap portfolio has been written on corporate or sovereign reference entities. These swaps are not subject to a credit event upon a rating agency downgrade and, as a consequence, losses are determined and paid soon, typically within a month, after the occurrence of a credit event. We designate credit events on these swaps as “realized losses” upon the occurrence of the event. Thus, for this category of credit default swaps, a realized loss is recorded in both GAAP earnings and Economic Results upon occurrence of a credit event and no adjustment is necessary to reconcile the two measures.

CDS on ABS, which constitute a small proportion (0.2%) of the single credit swap portfolio, are subject to a credit event upon a rating agency downgrade and, as a consequence, there may be a protracted period between the occurrence of a credit event and the final determination of the amount of the loss and the settlement of the event in the form of a cash payment to the counterparty. For CDS on ABS, we continue to record the fair value of the credit swaps which have suffered credit events as unrealized losses until the settlement amount is determined, at which point we designate the event as a “realized loss.”

Our overall intention is to reflect in Economic Results the actual or estimated losses resulting in the credit swap portfolio from all credit events which have occurred. For credit swaps on corporate or sovereign entities, the incorporation of realized losses in Economic Results achieves this objective. For CDS on ABS, we incorporate in Economic Results a provision for the estimated costs of credit events on CDS on ABS which have occurred in the period but have not yet settled. Subsequently, when the actual settlement of the credit event related to a CDS on ABS is made, we further adjust the provision made in Economic Results to reflect the settlement of the credit event.

The Company will incorporate additional disclosure in the presentation of Economic Results in future filings in order to further clarify this by including substantially the following language:

“As previously discussed, defined credit events related to CDS on ABS may include any or all of the following: failure to pay principal, write-down in the reference obligation and ratings downgrades to CCC/Caa2 (Standard & Poor’s Ratings Services, or “S&P”/ Moody’s Investors Service Inc., or “Moody’s”) or below of the reference obligation. There may be a protracted period between the occurrence and the settlement of a credit event on CDS on ABS, and thus the estimated loss resulting from the credit event continues to be classified as an unrealized loss in net credit swap revenues. We make provisions in Economic Results for estimated costs of CDS on ABS credit events in the period in which the credit event occurs since our Economic Results excludes the change in unrealized losses on credit swaps sold for the period. These provisions are adjusted subsequently to reflect the known settlement amount(s) in the period in which the settlement occurs.”

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Please do not hesitate to contact me at (212) 697-7001 or Richard Claiden, the Company’s Chief Financial Officer, at (212) 697-3733 if you should need further clarification or additional information with respect to the Company’s response. As you are aware, we had experienced difficulties with mail delivery to the Company’s office; accordingly we would appreciate if any further correspondence continue to be sent by facsimile to (212) 937-3498.

Very truly yours,

/s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer